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[WESTPAC AUSTRALIA'S FIRST BANK LOGO]


                               CHAIRMAN'S ADDRESS


                                                     2002 ANNUAL GENERAL MEETING
                                                            MELBOURNE, AUSTRALIA
                                                                12 DECEMBER 2002


                                                                   MR LEON DAVIS
                                                                        CHAIRMAN
                                                     WESTPAC BANKING CORPORATION

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INTRODUCTION


I am pleased to report that it's been another very successful year for the Bank. We have again delivered our best ever result. And we have increased our capacity for sustainable growth through several transforming initiatives that have filled capability gaps and positioned Westpac as a major player in the wealth management industry.

I will return to this broader picture, but first to the financial results.

The Group's net profit after tax of $2.19 billion, was up 15% on last year's result, and represents our tenth consecutive annual profit improvement. It came from solid revenue growth, balanced with continuing cost control. Earnings per share were also up 15% to 118.3 cents per share.

In addition, our reported return on equity increased to 22% from 21% last year.

The reporting of our financial results is unusually complicated this year because of the sale of AGC and several other one-off significant items. To help shareholders, let me look at our result three ways:

     - As per the Australian accounting principles, which include all significant items including the profit from the AGC sale, profit was up 15%. This is what we reported.

     - If, to get perhaps a better comparison year to year, we exclude the AGC earnings from both years and all the significant items including the profit from the AGC sale, profit was up 12%.

     - If we leave in the AGC earnings for both years, but exclude all the significant items, including the profit from the AGC sale, profit was up 8%.

Bear in mind that the last figure is the most conservative approach as it includes the AGC profit for the whole of 2001 but only for eight months of 2002, after which it was sold.

This strong result for investors has allowed your Board to declare a final dividend of 36 cents per share, fully franked, which, together with the first half dividend of 34 cents, takes the total dividend to 70 cents. This represents an increase of 13% on 2001 and maintains our policy of increasing the dividend in line with our sustainable growth in cash earnings and our franking capacity. The dividend payout ratio of 59% was broadly in line with the 60% payout ratio in 2001.

Despite the high profile corporate collapses and continued turmoil in world financial markets, our asset quality improved over the year. The performance of our core portfolios remained strong, with the proportion of stressed loans (made up of impaired and watchlist loans) declining by 0.5% to just 1.2% of our total lending commitments.

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We also remain confident that our level of provisioning prudently covers us for any residual problem exposures. In this regard, our net impaired assets as a proportion of our equity and general provisions has improved significantly, falling to 3.5% at year-end from 5.4% last year.

Overall, the result has maintained our recent record of delivering consistent, strong earnings growth and returns for shareholders.

Let me turn to developments during the year.

Since the 1850s, Westpac has been a joint stock company governed by an Act of the New South Wales Parliament, a heritage of our founding in 1817 as Australia's first bank and Australia's first company. Following approval by shareholders at the 1999 Annual General Meeting, the New South Wales and Federal Governments passed the final steps for incorporation earlier this year. We are now governed by the Corporations Act following registration on the 23rd of August.

As I said, this has been another good year in enhancing our medium term growth prospects. It builds on the momentum established in the mid to late 90s when we undertook a series of successful regional bank acquisitions that increased our customer numbers and addressed market share deficiencies.

This year we have again enhanced our growth profile by boosting our wealth management capabilities through the acquisitions I mentioned earlier. We took the first step in May 2002 when we finalized the acquisition of Rothschild Australia Asset Management for $323 million, and integrated it with Westpac Financial Services Group. This substantially strengthened our investment management capability.

We then acquired key parts of the Australian and New Zealand business of the BT Financial Group for $900 million, with the purchase completed in early November. The BT acquisition complements the Rothschild purchase by adding the leading BT wrap platform, BT's corporate superannuation business and platform, the BT New Zealand business, and BT's distribution and margin lending businesses.

These acquisitions make Westpac the fourth largest retail fund manager in Australia and the fourth largest fund manager in New Zealand.

In August this year, we also announced the purchase of an initial 51% shareholding in Hastings Funds Management and the option to acquire the remaining 49% in 2005, subject to certain performance hurdles being met. Hastings gives us significant new capabilities in the infrastructure, private equity and asset management markets to complement the existing strengths of our Institutional Bank.

Also, in May this year, AGC was sold to GE Capital. Although a profitable business, AGC had lower growth prospects, and operated in areas of our business that were increasingly competitive, higher risk, and not central to our concentration on direct customer distribution. With this sale a long and valued association dating back to 1957 came to an end. A profit on sale of $754 million was realised.

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Your Board is confident that these strategic initiatives improve prospects for sustaining our growth in profits and dividends.

This year we also continued to concentrate on capital efficiency. In March, we announced a buy-back of up to 50 million shares, representing approximately 2.7% of Westpac's issued capital. The buy-back commenced in May, and was terminated in August in anticipation of the move to being registered as a Corporations Act company. At the time, the buy-back was slightly more than 50% completed.

The fourth item of business on the agenda, that we will discuss shortly, relates to proposed amendments to our new Constitution. The first of these is to insert a new article that deals with certain matters required by the Corporations Act in relation to preference shares. Capital raised via this medium is a convenient and cost effective method that has been employed by the Bank on a number of occasions in the past under authority conferred by our former constitution, the Deed of Settlement.

In line with our comments at the time of our full year profit announcement, we announced on 13 November the launch of Westpac FIRsTS, to raise a minimum of $600 million. Provision has been made to accept additional applications for a further $100 million from existing shareholders.

Application has been made to have Westpac FIRsTS quoted on the Australian Stock Exchange, allowing holders to buy and sell Westpac FIRsTS at the prevailing market price after completion of the offer. The retail offer was opened on 25 November and will close tomorrow.

The issue of Westpac FIRsTS will return our Tier 1 capital ratio to the upper end of our targeted range of 6% to 6.5% and will further improve the diversity and efficiency of our capital resources. This issue helps ensure we have the right capital mix moving forward. We also anticipate that our Tier 1 ratio will continue to grow through strong capital accumulation from retained earnings and the dividend reinvestment plan.

Under the Westpac FIRsTS structure, preference shares may issue in certain circumstances. If the proposed amendments to the Constitution are approved, your Board will authorise the terms on which any preference shares related to the Westpac FIRsTS will be issued. If the proposed amendments to our Constitution are not approved, alternative securities, which have similar attributes to preference shares will be issued under the FIRsTS structure.

I would now like to focus briefly on an area that your Board feels very strongly about. There is a clear, indisputable link between Westpac's financial sustainability, good governance and corporate responsibility, and our relationship with our key stakeholders.

Dr Morgan will focus on our efforts to improve our customer experience, a key driver of shareholder value. I would like to take the opportunity to address an equally important issue; namely, the growing outrage in the community over what is seen as a lack of corporate transparency and accountability.

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Breakdowns in corporate oversight procedures, alarmingly evident in recent high-profile company collapses, have severely shaken public confidence in business. It is imperative, for this company, for the banking industry, for Australian business in general, that decisive action is taken.

Some new regulation will be unavoidable. We have already seen new requirements emerge in Australia and overseas. These are welcome, but it would be a mistake to believe the solution lies simply, or even mainly, in a stringent new regulatory regime.

There is limit to the extent that morality can be regulated. And poorly directed regulation is a recipe for complexity, cost and avoidance. We need sensible, targeted regulation; but we also need a more concerted and conscientious effort by corporations to improve the standards of their governance. In fact, good corporate governance must be embedded in their culture.

We also know the consequences if the business community does not embrace the new realities. Companies like Westpac need more than just a legal licence to operate
- they need a community licence as well. It's clear that customers and shareholders alike will walk away from companies that fail to meet acceptable governance and ethical standards, or refuse to accept their social responsibilities.

The business case is compelling. A company's level of governance and responsibility has emerged as a significant indicator of its overall health as a business.

As a minimum, corporate responsibility means having a set of decent values to underpin a company's everyday activities: its transparency; its desire for fair dealing; its human resources policies; its attitudes to customers; its links to the community. The same kind of values must underpin corporate governance.

Our decisive actions in recent years have helped us win back our reputation and to a degree restore the public's faith. In doing this we have improved the prospects for long-term sustainability. And it is not only us who are saying this - others are saying it too.

This year we were ranked as the benchmark in corporate responsibility: Number One bank in the world for corporate sustainability, measured by the Dow Jones Sustainability Index for 2002-2003; and Number One among the top 100 companies in Australia in the Good Reputation Index published in October this year.

And just yesterday it was announced that Westpac won the SPECIAL AWARD FOR IMPACT ON THE COMMUNITY BY A BUSINESS in the 2002 Prime Minister's Community Awards.

At Westpac, the buck stops with the Board and we have in place processes to oversee good governance and social responsibility, particularly through our new Committee on Social Responsibility. This Committee has now been operating for over a year and is already making a difference. More importantly it sends a signal to our staff, our customers and our investors that this Board ranks social responsibility equally with all other committees - like Audit and Compliance, Credit and Market Risk, Remuneration, and Nominations for

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which committees of the Board have been in existence for a long time.

This year we have again reviewed our corporate governance program. I invite you all to review our statement in the Annual Report.

During the year we also revised our employee equity-linked incentive schemes around three key principles:

     -    strengthening the link of performance to shareholder value;

     -    making delivery of equity dependant on tough performance hurdles; and

     - delivering equity only to key employees that can make an impact on the growth in shareholder value.

Following these principles we have replaced the two previous option schemes with the Westpac Performance Plan. This new plan has tougher performance hurdles that will result in executives, in future, forfeiting all options and performance shares for below median performance relative to the peer group of companies. Details of the new plan are set out in the annual report.

In relation to the accounting for the cost of the incentives, we expect to include the cost of any grants under the Westpac Performance Plan as an expense in our financial statements once a relevant international accounting standard is adopted. Had we expensed the cost this year, the charge would have been $48 million pre-tax, based on their estimated fair value. To put this into context, total salary and other staff expenses throughout the company last year were $1. 8 billion, and total expenses were close to $4 billion.

In July this year, we reached another landmark with the issue of our first social impact report on the company's performance, across social, environmental and economic concerns. The report recognises that Westpac has an extensive impact on society, and that our longer-term sustainability goes well beyond the financial dimension.

So Westpac leads the way: the challenge is now to stay there. The rewards if we can do so will be considerable, both for your company and for the community.

There were further changes in your Board this year, and I would like to take this opportunity to recognise the valuable contribution of Peter Ritchie who has left us, and to welcome David Crawford who brings unique talents and experiences to the table.

Peter Ritchie resigned as a non-executive Director in September this year. He had been a member of the Board since 1993. His background in consumer marketing and his commercial experience have been highly valued by Westpac during his time as a Director.

In May this year, David Crawford joined the Board as a non-executive Director. David brings extensive experience in accounting and in the restructuring of corporations. He was a partner and national chairman of KPMG until retiring last year.

In terms of the world, these are uncertain times. They are times for us to demonstrate corporate responsibility and to concentrate as never before on effectively managing all categories of risk. In this, as in all our management strategies, we need to be alert, diligent, imaginative - proactive.

Although Australia and New Zealand cannot be isolated from the influences of global events, we remain positive that these markets will continue to enjoy relatively sound growth.

Your Board is confident that the Company is well placed to take advantage of the growth opportunities across our expanded and repositioned business. We have a solid platform for future growth. Our core business remains strong and our growth and efficiency initiatives are on plan, and we expect to deliver further improvement in earnings in the year ahead.

In conclusion, may I say that our achievements in all areas have been made possible by the efforts of our staff. Wherever they may be and whatever they are doing in meeting the daily needs of our customers, it is resulting in benefits for all involved with Westpac. I sincerely thank them on behalf of the Board.

[WESTPAC AUSTRALIA'S FIRST BANK LOGO]


                                  CEO'S ADDRESS


                                                     2002 ANNUAL GENERAL MEETING
                                                            MELBOURNE, AUSTRALIA
                                                                12 DECEMBER 2002


                                                                 DR DAVID MORGAN
                                                         CHIEF EXECUTIVE OFFICER
                                                     WESTPAC BANKING CORPORATION

INTRODUCTION


Thank you for the opportunity to address you. The Chairman has overviewed our result and outlined why we expect to be able to continue to deliver solid growth for you our shareholders.

Part of this expectation comes from the initiatives undertaken this year to fill remaining capability gaps and enhance our sustainable growth. And part of it comes from our progress in fronting up and tackling the issues that our customers and the broader community have been most concerned about.

It is this progress that allows us now to embark on a brave initiative to revolutionize the quality of our customer service.

For all the progress we have made, and despite another record result, we are still falling short of our customers' expectations of service, which is the very core of our business. And the stark reality is that our continued success on the financial scoreboard can't be divorced from the quality of our customers' experience.

It's therefore time to move past just listening and start acting. We owe it to our customers and to you, our shareholders, to make service a top priority. We owe it to our staff who share our customers' frustration. Our very prosperity depends on it.

We have given ourselves a clear objective: to be the service leader in our industry by 2005. Not just against the other major banks but against all comers. We have put a stake in the ground. We are determined that our customers should only have to ask once in getting the service they deserve and having any problems fixed. In fact, a very large proportion of our Annual Report is devoted to our strategy for dramatically improving our customer experience.

Having to only ask once is simply said, but quite revolutionary. It requires us to rethink the way we conduct our business and above all to challenge the conventional thinking that says that this is an impossibly ambitious promise.

I want to share with you today our commitment to make this `ask once' promise a cornerstone - a simple goal to galvanise our people right across the company.

Let me briefly look at the task in hand.

We are making solid, tangible progress. At the day-to-day product and customer contact level, our service is improving. Customer satisfaction is a lagging example, but we've seen the percentage of our satisfied customers increase recently. Some 65% of our consumer customers in Australia now say they are satisfied, up from 59% last year.

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We may be at the top of the major banks in terms of a reputation for outstanding service, but only 15% of the population sees us this way. And the top regional banks continue to hold a substantial lead on us, with some 25% believing they provide outstanding service. But even this is still well below the 65% for top service organisations in other sectors.

Not surprisingly, our customers are demanding that we be more accountable to them. When they bring their problems to us they expect them to be resolved. This year we continued to receive around 4,000 complaints a month from customers. They certainly don't expect to have to approach us four or more times before their issue is even fully acknowledged. Unfortunately, we estimate this is the experience of up to 40% of our customers who encounter problems.

We've concluded we must act and act decisively.

We need to get all the building blocks of our relationships with our customers right. We need to get the basics right - without which our customers will simply write us off. And we need to deliver on the more emotional or the value-added elements of a great service experience. That's why we have a clear plan and have committed significant new investment in further improving customer information systems and in simplifying our systems and processes, both for customers and for staff.

Most importantly, we are also investing heavily in our staff to take them on this journey. We know that they are the key to how we deal with our customers.

But we don't intend to just sit by and wait for these major projects to take effect.

We also have a four step plan that will have immediate impact on getting the basics right.

First up, we understand that we must do much better at fixing problems and handling complaints.

While day-to-day service quality is critical, the number one thing that impacts our customers' satisfaction is how well we resolve their problems. One call, one contact, one solution we call it.

Up to 20% of our customers experience some sort of an issue or a problem that leaves them less than fully satisfied. Many of them feel like they are trapped in a maze - lost in the system.

In response we've laid out our aim to acknowledge customer complaints within 24 hours and resolve them within 5 days as part of our customer charter. Most importantly, we are empowering all staff to solve problems at the first point of contact. Currently we resolve between 70% - 80% of the complaints within 5 days.

The good news is that 60% of those customers who have their complaints resolved satisfactorily actually grow their business with us and are three times more likely to refer others to us. So there is real upside for us if we can get it right.

As the second step of our plan, we've undertaken a reality check on the role branches play in the hearts and minds of our customers. We now know that whilst there has been enormous growth in ATMs, EFTPOS, telephone and internet banking, and 90% of transactions are now done outside of the branch, fully 70% of our customers still visit a branch at least once every two months.

So we have acknowledged that branches are still very important to the majority of our customers - and importantly, in their opinion of us. And because they provide the most meaningful opportunity for face-to-face contact, they are crucial to identifying and meeting our customers' needs, and for fixing problems.

We started in 1998 when we led the way by halting reductions in face-to-face branch services across regional and rural Australia.

And, last year we followed suit in metropolitan areas. Our current focus is on reshaping our branch features and functionality.

We now have 40% of our branch staff moved from behind the counters to front of house. And we're taking the lead in getting antiquated regulations removed that restrict our opening hours.

We have asked our customers what they want - and are launching nine, fully operational prototype branches to fully assess their recommendations. We'll monitor customers' responses to the prototypes, do some fine-tuning and then roll out the improvements right across our branch network. What this all boils down to is that the branch is well and truly back.

The third step in our plan recognises that exceeding our customers' expectations for service means taking the initiative in anticipating the needs of our customers and developing solutions ahead of time. And this is not just rolling out another product or service. It's being aware of the world in which our customers live and operate, and empowering our staff to stay that one step ahead. Let me give you a couple of examples.

Our launch of 'Westpac One' in September 2002 responded to the everyday hassle of trying to balance between different transaction and savings accounts. So, by providing up to six savings and transactional accounts in one integrated account package, our customers are now easily setting different savings targets for each account, moving money between them and monitoring it all through just one statement.

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Turning to business banking, customers have very different needs at various stages in the life of their business. So rather than provide generic solutions, based mainly on business size, our approach is to identify where the business sits in its life cycle. Our relationship managers are then more able to confidently recommend the combination of solutions that best meet each business' immediate needs, while underpinning their future growth. We're also building on the unique needs of different industry sectors and, for example, have provided comprehensive financial solutions for the wholesale, pharmacy, independent schools and manufacturing industries.

And the final step in our plan is to put all 25,000 of our staff into the frontline by ensuring they are equipped to deliver outstanding service to our customers.

This means giving staff the sales and service training to develop their abilities to relate to customers and understand their needs. That means nurturing staff behaviours that define truly outstanding service in our industry. As part of this we are launching the Westpac Service Academy.

Learning is a key part of our competitive advantage and we will use it to build our reputation as an employer of choice.

We are also seeking to align our workplace better with our customers. The average age of our customers is over 45, and the over 55s are one of the fastest growing and key customer groups.

But just 2% of our staff are in this age group. So we plan to recruit up to 900 mature aged staff over the next three years, largely over 55s, as financial planners and advisers.

And early next year, everyone in the company will participate in an innovative learning exercise to make sure we are all in the frontline for our customers.

So that's the four-step plan, on top of the more fundamental changes that will take us to the forefront of customer service in our sector. It's the very core of our business and is fundamental to our sustainability.

To conclude, let me return briefly to our result. The key feature was the maintenance of the performance improvement momentum of recent years. In fact, we have delivered 15% compound earnings per share growth in the past three years. And this has come from strong revenue growth averaging 7% per annum while keeping expense growth to less than 2%, adjusted for the impact of one-off significant items this year.

The 12% profit improvement in our ongoing businesses this year included a 24% lift in profit from our Australian Business and Consumer Banking operations. Second half performance also benefited from a sharp turnaround in our New Zealand retail operations, with profit up 50% half on half.

However, the performance of the Institutional Banking operations was disappointing: profits were down 25%, a result of poor trading performance in volatile markets and, because of a small number of corporate exposures, an increase in bad debts.

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On any measure our strategy is delivering. Investing $1,000 in Westpac five years ago and reinvesting all dividends would have delivered $1, 948 as at 30 September this year, representing a compound annual return of 14%. This compares to a return of 5% for the same investment in the All Ordinaries Accumulation Index. Reflecting volatile market conditions we recognise that shareholders have had a bumpy ride this year. Westpac has generally traded at a premium relative to the Australian Stock Exchange Financials Index (excluding property trusts) since the start of our last financial year on 1 October 2001.

The premium climbed to close to 13% in mid July only to see it then sharply reverse reflecting market uncertainty surrounding the acquisitions, accounting treatments and potential significant items. Following our recent profit announcement on 31 October, our shares have again begun to outperform relative to the sector with the positive market reaction to our full year profit result and outlook.

We remain cautiously optimistic that the current global economic uncertainties will not translate into a deflationary downturn in Australia. Although the housing cycle is at its peak and lending growth will moderate, we still expect reasonable levels of home lending in 2003. Balancing this, a strong pick-up in business investment is likely from the recent historical lows. This should see Australian GDP grow at around 3% next year, but still below Australia's longer run potential of closer to 4%.

Overall, our core business remains strong and our growth and efficiency initiatives are on plan. Combined with improving service quality trends, and staff commitment at global best practice levels, we expect to deliver further improvement in earnings in the year ahead. At the time of our recent full year profit announcement we indicated that we expect to deliver underlying cash earnings per share growth in the 7% to 9% range in 2003. This remains our expectation.

Nevertheless, with global tensions and economic uncertainties remaining, we need to maintain a degree of caution on the outlook for the year ahead.

To sum up, we've achieved global sector leading earnings growth and returns in recent years, while delivering on our broader social and community responsibilities. And our second-to-none balance sheet quality leaves us well positioned to continue this growth momentum on behalf of our shareholders.

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[WESTPAC AUSTRALIA'S FIRST BANK LOGO]


     Annual General Meeting


     12 December 2002

[GRAPHIC]

              In a great service organisation the customer only has to ask once.

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[WESTPAC AUSTRALIA'S FIRST BANK LOGO]


     Mr Leon Davis


     CHAIRMAN
     Westpac Banking Corporation

Financial Highlights


[CHART]

Profit*

1998     1,342
1999     1,456
2000     1,715
2001     1,903
2002   $ 2,192m

[CHART]

Earnings Per Share*

1998      70.1
1999      77.0
2000      88.8
2001     102.8
2002   $ 118.3CENT

[CHART]

Dividends

1998      43
1999      47
2000      54
2001      62
2002   $  70CENT

[CHART]

Return on Ordinary Equity*

1998      15.5
1999      16.8
2000      18.4
2001      21.1
2002   $  21.7%

* All figures stated pre abnormals


[AUSTRALIA'S FIRST BANK LOGO]           3            2002 Annual General Meeting

Stressed loans and net impaired assets

[CHART]

STRESSED LOANS(1)

Note 1: As a percentage of total commitments

[CHART]

NET IMPAIRED ASSETS(2)

Note 2: As a percentage of equity & general provisions


[AUSTRALIA'S FIRST BANK LOGO]           4            2002 Annual General Meeting

Enhanced sustainability - governance and reputation


[MEMBER OF DOW JONES SUSTAINABILITY INDEXES LOGO]

                Number 1 bank globally in Dow Jones Sustainability Index 2002/03


THE GOOD REPUTATION INDEX

             Number 1 SYDNEY MORNING HERALD / THE AGE Good Reputation Index 2002


[AUSTRALIA'S FIRST BANK LOGO]           5            2002 Annual General Meeting

First Social Impact Report


[WESTPAC AUSTRALIA'S FIRST BANK LOGO]

     A fresh perspective...

[GRAPHIC]


     Our First Social Impact Report


[AUSTRALIA'S FIRST BANK LOGO]           6            2002 Annual General Meeting

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[WESTPAC AUSTRALIA'S FIRST BANK LOGO]


     David Morgan


     CHIEF EXECUTIVE OFFICER
     Westpac Banking Corporation

In a great service organisation the customer only has to ask once.


[GRAPHIC]


[AUSTRALIA'S FIRST BANK LOGO]           8            2002 Annual General Meeting

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One call, one contact, one solution

[PHOTO]

"Only having to ask once is a nice promise to make to customers, but I need to be able to deliver on this. Having the right backup and support will be the key."


[AUSTRALIA'S FIRST BANK LOGO]           9            2002 Annual General Meeting

The branch is back

[PHOTO]

"It's great that we're not closing any more branches, but our customers want to know what we're doing to make the ones we've got work a lot better."


[AUSTRALIA'S FIRST BANK LOGO]           10           2002 Annual General Meeting

Taking the initiative

[PHOTO]

"Anticipation is the key to our relationship with business customers. When we're on the ball, we get to them with a solution before they even ask once."


[AUSTRALIA'S FIRST BANK LOGO]           11           2002 Annual General Meeting

Putting 25,000 people into the frontline

[PHOTO]

"I don't deal directly with customers in my role, but I can see the benefit of going to our Service Academy. At the end of the day I'm serving the people who are serving our customers."


[AUSTRALIA'S FIRST BANK LOGO]           12           2002 Annual General Meeting

Share price performance

[CHART]

Total Shareholder Return on $1,000 invested on 1 October 1997


[AUSTRALIA'S FIRST BANK LOGO]           13           2002 Annual General Meeting